Exhibit 17.1

May 1, 2020

Delivered via email

Board of Directors

Leaf Group Ltd.

1655 26th Street

Santa Monica, CA 90404

Attention: Mr. James R. Quandt, Chairman

Dear Members of the Board of Directors:

This letter notifies you and Leaf Group Ltd. (the “Company”) of my resignation as a member of the Company’s Board of Directors, effective today, May 1, 2020.

Sincerely,

John Hawkins